

Mail Stop 3720

June 20, 2017

Mark C. Jensen
Chief Executive Officer
American Resources Corporation (f/k/a NGFC Equities, Inc.)
8856 South St.
Fishers, Indiana 46038

Re: American Resources Corporation (f/k/a NGFC Equities, Inc.)
Form 10-K for Fiscal Year Ended September 30, 2016
Form 8-K/A
Filed May 15, 2017
Form 8-K
Filed June 2, 2017
File No. 000-55456

Dear Mr. Jensen:

We have reviewed your April 12, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2016

1. We note that you have not fully complied with the XBRL interactive data and tagging requirements in the Form 10-K as proscribed by Item 601(b)(101) of Regulation S-K. In future filings please provide the required detail tagging in compliance with 17 CFR 232.405(d)(4)(i). Refer to Release No. 33-9002.

Form 8-K/A, filed May 15, 2017

Item 5.03

2. It appears Quest Energy, Inc., the accounting acquirer in the reverse acquisition, reports on a fiscal year basis that differs from the September 30 fiscal year ends utilized by American Resources Corporation (f/k/a NGFC Equities). Tell us of and disclose under Item 5.03 of Form 8-K any intended change to the registrant's fiscal year to be made in conjunction with the reverse acquisition.

3. We note that you have not filed your Form 10-Q for the three months ended March 31, 2017. Please file the appropriate periodic reports as required under the Exchange Act. There should be no lapse in your filed periodic reports.

Financial Statements: Quest Energy, Inc.

4. Please revise to include updated, audited historical financial statements and pro forma financial information for Quest Energy, Inc., as required by Rules 8-04, 8-05 and 8-08 of Regulation S-X.

Basis of Presentation and Consolidation, page 10

5. We note a published report indicating that "Quest Energy, Inc. was formerly known as Quest Energy Corporation", which was founded in 2002. We further note that two of your wholly owned subsidiaries pre-existed the formation of Quest Energy Inc. in June 2015. In this regard, tell us why financial information of such predecessor entities for periods prior to June 2015 have been omitted from the audited financial statements Quest Energy presented herein.

Asset Retirement Obligations (ARO) – Reclamation, page 11

6. In light of the nature of the Dean Mining acquisition and the magnitude of the assumed Dean Mining asset retirement obligation, tell us your consideration of the disclosure guidance provided by ASC 410-30-50.

Note 3 –Notes Payable

Seller Note – Deane, page 13

7. Clarify whether you are currently in default of your promissory note payable to Rhino Energy, LLC. Tell us and disclose the collateral or other forms of security, if any, you provided to Rhino Energy in support of this loan and, as applicable, the nature and extent of Rhino Energy's forbearance.

Note 5 – Management Agreement, page 14

8. Tell us how you accounted for and determined the values of the mining rights retained and the reclamation liabilities assumed in ERC Mining Indiana Corp. (ERC)'s agreement with LC Energy Operations, LLC.

Note 7 – Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis, page 15

9. Please expand your fair value disclosure, pursuant to ASC 820-10-50 to fully address assets and liabilities measured at fair value, such as your asset retirement obligations.

Form 8-K, Filed June 2, 2017

10. We note the disclosure in your Form 8-K that you completed a reverse stock split by means of a written consent. Pursuant to Rule 14c-2, the taking of corporate action by the written consent of security holders requires the filing of a preliminary information statement on Schedule 14C. Please confirm that you will comply with this requirement in connection with any applicable future corporate actions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph M. Kempf, Senior Staff Accountant at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications

Cc: Kirk P. Taylor, Chief Financial Officer